For Immediate Release

Exhibit 99.1

TFI International Updates Third Quarter Earnings Webcast Time

Montreal, Quebec, October 14, 2025 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, will release third quarter financial results after the market closes on Thursday, October 30, 2025 as previously announced. The company will now hold a webcast on Friday, October 31, 2025 to discuss the results at 10:00 a.m. ET (adjusted from 8:30 a.m. ET).

Webcast Details:

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Date: Friday, October 31, 2025
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Time: 10:00 AM Eastern Time
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Live webcast & replay: Presentations & Reports within the Investors section of the Company website

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com